NewHold Investment Corp. II
12141 Wickchester Lane, Suite 325
Houston, TX 77079

October 15, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	NewHold Investment Corp. II (the “Company”)
Registration Statement on Form S-1
(File No. 333-254667) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on October 20, 2021, or as soon thereafter as practicable.

Very truly yours,

NewHold Investment Corp. II

By:	/s/Kevin Charlton
	Name:	Kevin Charlton
	Title:	Chief Executive Officer